Exhibit 99.8

Press Release

Total Signs An Agreement In View Of Developing

An Integrated Gas Project In The Sultanate Of Oman

Paris, May 13, 2018 - Total has signed a Memorandum of Understanding (MoU) with the Government of Oman to develop natural gas resources in Oman. This MoU covers both upstream and downstream businesses.

Total and Shell as operator will develop several natural gas discoveries located in the Greater Barik area on onshore Block 6 with respective shares of 25% and 75%, as per the agreement between both companies and before possible State back-in, with the objective of an initial gas production of around 500 MMcfd and a potential to reach 1 bcf/d at a later stage.

Total will use its equity gas entitlement as feedstock to develop in Oman a regional hub for Liquefied Natural Gas (LNG) bunkering service to supply LNG as a fuel to marine vessels. This will be achieved thanks to a new small-scale modular liquefaction plant to be built in Sohar port. The plant will comprise a train of around 1 Mt per year and will offer the flexibility for expansion as required by the development of the LNG bunkering market.

“We are pleased to sign this MoU with the Sultanate of Oman that will give us access to new gas resources and the opportunity to develop an integrated gas project,” stated Arnaud Breuillac, President Exploration & Production at Total. “We will bring our expertise in LNG and will introduce access to a new gas market for the Sultanate. Developing an LNG bunkering service will generate in-country value and job opportunities, and will support industry diversification through fostering the shipping activity in Oman.”

Total Exploration & Production in Oman

In Oman, the Group’s production was 37 kboe/d in 2017. Total produces oil in Block 6 (4%) and in Block 53 (2%), as well as LNG through its participation in the Oman LNG (5.54%)/Qalhat LNG (2.04%) liquefaction complex with an overall capacity of 10.5 Mt/y.

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